BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities:		
Net income	$	5,235,670
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from non-customers		(41,547)
Prepaid expenses - related party		(61,460)
Prepaid expenses and deposits		(792)
Accounts payable and payables to broker-dealers		60,010
Net cash provided by operating activities		5,191,881
Cash Flows From Financing Activities:		
Member's distributions		(4,951,516)
Cash used by financing activities		(4,951,516)
Net increase in cash and cash equivalents		240,365
Cash at beginning of period		292,915
Cash at end of the period	$	533,280

See accompanying notes.